January 30, 2008

Joseph Maggio
Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

      RE: Diamond Ranch Foods, Ltd.
              Form 10-KSB for the fiscal year ended March 31, 2007

File No. 000-51206

Dear Mr. Maggio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended March 31, 2007

Item 6. Management's Discussion and Analysis
Analysis of Operations: 2007 and 2006 Results, page 11

1. We note from amounts presented on the face of the statements of operations that general and administrative, and rent expense both increased significantly during fiscal 2007 over fiscal 2006 amounts. We also note within MD&A that although you briefly describe the reasons for the increases, your explanations lack insight as to the underlying economic business reason for the change and do not quantify the reasons for the change when the change is attributed to more than one factor. In this regard, please tell us and revise your disclosures within MD&A in future filings to provide more robust discussion related to significant changes to your operating results. You should also consider discussing trend information to the extent such information is available and will have a material impact to your future results, liquidity and/or financial condition.

Item 10. Executive Compensation, page 19

2. Reference is made to the information provided in your compensation table. Please explain why it appears that no compensation expense was recognized for Louis Vicci, Jr., President, and Philip Serin, Chief Operations Officer, for the fiscal year ended March 31, 2007. As part of your response to us, please explain how your accounting treatment complies with the guidance outlined in SAB Topic 1:B:1 which states that the historical income statements of a registrant should reflect all of its costs of doing business (e.g. officer and employee salaries).

3. We note your disclosure that none of your executives or directors received an annual salary over $100,000. However, we also note your disclosure in the summary compensation table that Mr. Maggio received a salary of $129,500 in the year ended 3/31/07. In future filings, please reconcile this.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 3

4. We note that the auditors' report on page F-8 only covers the year ended March 31, 2007. In this regard, please file a report of the independent registered public accounting firm that covers all audited periods presented in your Form 10-KSB for the fiscal year ended March 31, 2007 in accordance with Rule 2-02 of Regulation S-X and Item 310 of Regulation S-B and a currently dated consent of the independent registered public accounting firm, as applicable.

Statements of Cash Flows, page 8

5. We note from your disclosure in Note 3 that a stockholder contributed capital marketable securities consisting of free trading stock. This transaction represents a non-cash transaction and should not be reflected in your statement of cash flow under the cash flow from operating and financing activities sections as currently presented, but rather should be presented in a supplement non-cash disclosure, in accordance with paragraph 32 of SFAS No. 95. Also, since the other comprehensive loss associated with the unrealized loss of marketable securities of $360,745 is not a component of net loss it should not be part of the adjustments to reconcile net loss to net cash provided by operating activities. Cash receipts and outflows associated with your investments in marketable securities should be reflected in your statement of cash flows under the cash flows from investing activities section in accordance with paragraph 15, 16 and 17 of SFAS No. 95. In this regard, please revise your financial statements to correct the aforementioned errors and revise the notes to your financial statements to accurately disclose the nature and extent of the error in accordance with paragraph 25 and 26 of SFAS No. 154, respectively. Furthermore, your auditors should consider revising their independent audit report to recognize the error correction through the addition of an explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420. Finally, where applicable, please revise your 2007 Form 10-Qs to adequately address the above comment.

Note 5 – Operating Lease Commitments, page 12

6. In light of the significant increase in rental expense noted on the face of your statements of operations, please tell us whether your accounting policy for the recognition of rental expense complies with guidance set forth in paragraph 15 of SFAS No. 13. If recognition of rental expense is other than on a straight-line basis and the difference is material to your financial statements, please revise your financial statements to comply with SFAS No. 13.

7. Also, please explain the reason for the discrepancy in the amounts presented as rent expense on the face of your statements of operations and amounts disclosed within your footnote as lease expense.

Signatures

8. Please include the signature of your controller or principal accounting officer or the person acting in such capacity. Refer to General Instructions C.2. to Form 10-KSB.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324, Susan Block at (202) 551-3210 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: William DeMarzo, Chief Financial Officer